Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, WINTER 2013-2014

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: ANNUAL MEETING

Our Annual Meeting of Shareholders was held on November 1, 2013. The total number of outstanding shares of Taylor Devices= stock on the meeting record date was 3,341,385. A total of 2,962,093 shares were present in person or by proxy at the meeting, representing 89% shareholder turnout.

Results Matters Submitted to a Vote of Security Holders:

The shareholders of Taylor Devices, Inc. common stock elected Douglas P. Taylor and Randall L. Clark as Class 3 directors, to serve a three-year term expiring in 2016.

1,529,241 votes were cast for Mr. Taylor and 67,720 votes were withheld. Broker non-votes were 1,361,207.

1,468,829 votes were cast for Mr. Clark and 128,132 votes were withheld. Broker non-votes were 1,361,207.

The second matter voted upon at the meeting was the ratification of the appointment of Lumsden & McCormick, LLP as the independent registered public accounting firm of the Company for the fiscal year ending May 31, 2014.

2,841,539 votes were cast for Lumsden & McCormick, LLP, 107,751 votes were cast against and 12,803 votes abstained.

The third matter voted upon was the approval of the non-binding advisory resolution approving the compensation of the Company's named executive officers.

1,414,717 votes were cast for the non-binding advisory resolution, 31,286 votes were cast against and 150,958 votes abstained. Broker non-votes were 1,361,207.

The fourth matter voted upon was the frequency of future advisory votes on the compensation of the Company's named executive officers.

660,087 votes were cast for a frequency of 1 year, 52,134 votes were cast for a frequency of 2 years, 857,737 votes were cast for a frequency of 3 years and 27,003 votes abstained. Broker non-votes were 1,361,207.

The Company will hold advisory votes on the compensation of the Company's named executive officers every three years.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2013. Comparative financial results for the first quarter, second quarter and six month periods are as follows:

FIRST QUARTER (8-31-13)	F/Y 13-14	F/Y 12-13
SALES	$5,296,666	$7,316,667
NET EARNINGS	$201,263	$607,817
AVERAGE NUMBER OF SHARES OUTSTANDING	3,318,602	3,309,758

SECOND QUARTER (11-30-13)	F/Y 13-14	F/Y 12-13
SALES	$4,600,452	$6,508,172
NET EARNINGS	$306,423	$769,361
AVERAGE NUMBER OF SHARES OUTSTANDING	3,322,424	3,309,841
EARNINGS PER SHARE	9¢	23¢

SIX MONTHS (11-30-13)	F/Y 13-14	F/Y 12-13
SALES	$9,897,118	$13,824,839
NET EARNINGS	$507,686	$1,377,178
AVERAGE NUMBER OF SHARES OUTSTANDING	3,326,245	3,309,924
EARNINGS PER SHARE	15¢	42¢

Taylor Devices’ shipments were reduced in the second quarter while the order backlog has increased substantially. The primary reason for this is that the Company moved all of its production machinery to our new Buffalo Bolt Way site during October and November. This caused an interruption of production with extensive lost time involved in installation, leveling, and set-up of the machines. As a result, second quarter shipments are down and firm order backlog has increased to $16.5 million, compared to $13.1 million at the beginning of this fiscal year on June 1, 2013.

ITEM: ANNUAL MEETING OF THE SHAREHOLDERS

The Company’s Annual Meeting of Shareholders was held on November 1, 2013, at the Buffalo Niagara Marriott located in Amherst, NY. Reports were given at the meeting by members of the executive and management staff. A brief summary of these reports follows:

¡	Douglas P. Taylor, President, discussed the Company’s overall performance and presented information on market conditions for the Company’s products. Mr. Taylor stated that in general, the U.S. construction market for seismic dampers is improving slowly, while Asian market sales are staying constant. In comparison, the Company’s aerospace and defense business is increasing, with many new government programs evolving into production orders.

Mr. Taylor also discussed the Company’s recent successes in full-scale shake table testing of a four-story wood frame building equipped with the new Taylor Devices’ Modular Panel Damping System. The test building used 9 of the 4¢ x 8¢ panel dampers and was able to accept extremely high shaking levels without damage. The Modular Panel Damping System is patented by Taylor Devices. The tests were performed at the outdoor large scale shake table facility on the campus of the University of California at San Diego. Videos were shown of the tests.

¡	Craig Winters, Seismic/Industrial Products Sales Manager, presented additional information and photos from the 255 West 55th Street building in New York City that was featured in this year’s Annual Report. In addition, Mr. Winters discussed in detail a new domestic project, the Gerald Desmond Bridge Replacement Project, at Long Beach, California.

¡	Paul Tuttobene, Aerospace Sales Manager, spoke to the shareholders about the current status of Taylor Devices’ aerospace and defense business. Mr. Tuttobene stated that sales are up, with repeat production orders and major development programs being the bulk of the increase. Applications on several new programs were discussed in detail. These included the commercial manned space vehicle program of NASA, the European missile defense system, the JLENS Aerostat experiment, and the U.S. Navy’s X47B Drone aircraft.

¡	Richard Hill, Vice President, spoke about the status of the Company’s facilities expansion at the former Buffalo Bolt site in North Tonawanda, a short distance away from Taylor Devices’ Tonawanda Island facility. At the time of the meeting, the Company’s production machinery was being moved to the Buffalo Bolt site (Note: the site was subsequently fully operational on November 18, 2013). Mr. Hill presented a slide presentation of before and after views of the three buildings at this site that were renovated for Taylor Devices’ use. Mr. Hill stated that the Company’s intent is to have the Buffalo Bolt site produce most of the individual parts used in Taylor Devices’ production, while the Tonawanda Island site will then assemble and test all products, in addition to housing Taylor Devices’ office staff, Engineering Department, Assembly and Test Departments, and all Research and Development activities.

¡	Mark McDonough, Chief Financial Officer, provided detailed information on the Company’s performance in the fiscal year ended May 31, 2013, along with comparative information of prior year performance. Additional information was provided on export vs. U.S. sales as well as sales level comparisons to various groups of customers.

ITEM: NEW ORDERS, SEISMIC AND WIND

The following new orders for Seismic and Wind Control Dampers were announced at the November 1, 2013 Annual Meeting of Shareholders:

¡	Gerald R. Desmond Bridge Replacement Project, California
¡	Salem Parking Garage, Massachusetts
¡	Brielle Bridge, New Jersey
¡	Morgan Bridge, New Jersey
¡	Shark Bridge, New Jersey
¡	Nuclear Powerplant, Japan
¡	I Project - Area D Building, Japan
¡	Jinghang Canal Bridge, China
¡	Computa Building, Indonesia

¡	Farglory H-109 Building, Taiwan
¡	Farglory H-111 Building, Taiwan
¡	Haramain High Speed Rail – 3rd Section Bridges, Saudi Arabia

Other seismic and wind damper orders received during this quarter are:

¡	Yunnan Longjiang Bridge – China
¡	Beijing Tianningsi Bridge – China
¡	Lima Airport – Peru
¡	Tower of Hope Building – California

ITEM: NEW ORDERS, AEROSPACE AND DEFENSE

¡	Navy Standard Missile Program

The Company received a substantial U.S. Government order for missile shock isolators to equip the launch canisters of 150 new U.S. Navy Surface to Air Missiles. This is a long term program and the new order is a follow-on contract to previous orders.

By: /s/Douglas P. Taylor

Douglas P. Taylor

President